Exhibit 99.2

GERDAU S.A. AND SUBSIDIARIES

Performance in the First Quarter of 2009

Gerdau S.A. presents its Consolidated Financial Statements in accordance with the international accounting policies established by the International Accounting Standard Board – IASB (known as International Financial Reporting Standards – IFRS) and ratified by CVM Instruction 457 of July 13, 2007.

Business Segmentation

The information presented in this report is organized in accordance with the following segmentation of Gerdau’s businesses, as established by its corporate governance:

•                  Brazil – includes the operations of Aços Longos and Açominas;

•                  North America – includes all North American operations, except for Mexico and specialty steel (Macsteel);

•                  Latin America – includes all Latin American operations, except for Brazil;

•                  Specialty Steel – includes the specialty steel operations in Brazil, Europe and the United States.

Production

•                  On a consolidated basis, the contraction in production in the first quarter of 2009 in relation to the fourth quarter of 2008 was part of the Company’s efforts to adjust production to the lower demand observed in global markets.

•                  By business segment, the Latin American and North American operations registered a recovery, with these businesses reaching their lowest production levels in the fourth quarter of last year. The Brazil and Specialty Steel operations, which still presented higher production levels in the previous quarter, began in the first quarter to suffer a more intense impact from the contraction in demand, and in turn reduced their output.

•                  In Brazil in particular, the decline in crude steel production in the first quarter of 2009 in relation to the prior quarter was mainly due to the early stoppage performed in the 3-million-tonne blast furnace at Gerdau Açominas. The stoppage, which initially was scheduled to last until the end of March, was extended in view of the current international environment. The other 1.5-million-tonne blast furnace of Gerdau Açominas remains in operation. In contrast, the North American operations posted a recovery in the same period. Meanwhile, Specialty Steel production declined in the period in all countries that Gerdau operates. In Latin America, where there was a destocking trend since the end of the third quarter 2008, current demand conditions allowed production to increase in relation to the previous quarter.

Production	1st quarter	4th quarter	Variation	1st quarter	Variation
(1, 000 tonnes)	2009	2008	1Q09/4Q08	2008	1Q09/1Q08
Crude Steel (slabs, blooms and billets)
Brazil	879	1,497	-41.3%	1,893	-53.6%
North America	1,044	937	11.4%	2,202	-52.6%
Latin America	316	224	41.1%	445	-29.0%
Specialty Steel	300	606	-50.5%	579	-48.2%
Total	2,539	3,264	-22.2%	5,119	-50.4%

Finished Steel
Brazil	678	920	-26.3%	1,185	-42.8%
North America	1,094	881	24.2%	2,089	-47.6%
Latin America	349	312	11.9%	548	-36.3%
Specialty Steel	327	559	-41.5%	555	-41.1%
Total	2,448	2,672	-8.4%	4,377	-44.1%

Note.: the information above does not include data from shared controlled companies and joint ventures.

Crude Steel Production (slabs, blooms and billets)	Rolled Steel Production
(1,000 tonnes)	(1,000 tonnes)

•                  Consolidated rolled steel output was 2.4 million tonnes in the first quarter, versus 2.7 million tonnes in the fourth quarter of last year. As was also the case for crude steel, the Company sought to adjust its rolled steel output to the new demand conditions.

•                  In the business segments, North America rolled steel output posted a strong recovery in the first quarter of 2009 in relation to the previous quarter. Recovery was also observed in the Latin American operations.

Sales

•                  Consolidated sales in the first quarter stood at 3.1 million tonnes, down from the fourth quarter of 2008. Note that in the last quarter of 2008, sales were still very strong in October specifically, remaining in line with levels in the first nine months of 2008 and therefore not impacted by the global crisis. Another important (and very positive) factor was the increase in sales of 20.7% between December 2008 and March 2009, signaling a possible recovery.

Consolidated Sales (1)	1st quarter	4th quarter	Variation	1st quarter	Variation
(1,000 tonnes)	2009	2008	1Q09/4Q08	2008	1Q09/1Q08
Brazil	1,096	1,256	-12.7%	1,621	-32.4%
Domestic Market	721	985	-26.8%	1,175	-38.6%
Exports	375	271	38.4%	446	-15.9%
North America	1,080	1,221	-11.5%	2,210	-51.1%
Latin America	487	444	9.7%	617	-21.1%
Specialty Steel	398	585	-32.0%	540	-26.3%
Total	3,061	3,506	-12.7%	4,988	-38.6%

1 - Excludes shipments to controlled companies.

Note.: the information above does not include data from shared controlled companies and joint ventures.

•                  In the Brazil segment, the lower consumption of steel products observed in the first quarter as a result of the contraction in industrial production and the construction industry led to a decline in domestic sales in relation to the fourth quarter of 2008. However, this decline in domestic sales was partially offset by the better conditions for exports. On the other hand, on a monthly basis, domestic sales in March 2009 were 12.2% higher than in December 2008.

•                  Brazil segment exports totaled 374,700 tonnes in the first quarter, 38.4% more than in the previous quarter, and generated revenue of R$ 397.4 million.

•                  In North America, despite the reduction in demand in the first quarter of 2009, sales in March were 10.1% higher than in December 2008.

•                  In Latin America, first quarter sales grew in relation to the fourth quarter of last year, driven by the recovery in the market.

•                  The Specialty Steel segment was also affected by the global crisis in the first quarter of 2009, with sales contracting more sharply than in the previous quarter. Specifically in Brazil, there was a delay between automotive sales and auto parts production due to high inventories in the production chain. Nevertheless, sales in March were 9.6% higher than in December 2008.

Consolidated Sales (1)

(1,000 tonnes)

(1) Excludes shipments to subsidiaries.

Results

Net Revenue

•                  In the first quarter of 2009, consolidated net revenue was R$ 7.0 billion, declining in relation to the fourth quarter of 2008, impacted by the drop in international prices and the lower sales volume in the period.

•                  The Brazil (domestic market plus exports) and North America operations each accounted for approximately 34% of consolidated net revenue in the quarter. Meanwhile, the companies in Latin American accounted for 13% and the Specialty Steel segment for 19% of net revenue in the period.

Net Revenue	1st quarter	4th	Variation	1st quarter	Variation
(R$ million)	2009	de 2008	1Q09/4Q08	2008	1Q09 / 1Q08
Brazil	2,366	3,289	-28.1%	2,906	-18.6%
North America	2,398	3,195	-24.9%	3,509	-31.7%
Latin America	912	963	-5.3%	950	-4.0%
Specialty Steel	1,292	1,973	-34.5%	1,579	-18.2%
Total	6,968	9,420	-26.0%	8,944	-22.1%

Note.: the information above does not include data from shared controlled companies and joint ventures.

Cost of Goods Sold

•                  Seeking to align its operations with the new level of demand, the Company reduced total production costs by R$ 1.8 billion in the first quarter of 2009 in relation to the fourth quarter of 2008. Therefore, fixed costs remained in a historical level of approximately 25% of total production costs. However, the effect of this reduction cannot be fully observed yet, due to the sale of inventories constituted in previous periods.

•                  Cost of goods sold as a percentage of net revenue increased from 82.1% in the fourth quarter of 2008 to 88.7% in the first quarter of 2009, leading to gross margin compression in the period, mainly due to the decline in net revenue, reflecting the declines in international prices and sales volume.

•                  Prices in the Brazil operations had a small decrease, even though resulting in the gross margin of 31.7% in the first quarter of 2009. In the North America operations, the adjustments to the cost structure led to margin gains in the first quarter, despite the lower volume compared with 4Q08. The other segments (Latin America and Specialty Steel) registered reductions in gross margin in the period, chiefly due to price reductions.

Selling, General and Administrative Expenses

As was also the case with cost of goods sold, selling, general and administrative expenses were also subjected to adjustments to adapt the Company’s structure to the current scenario, with a decrease of 14.8% in the first quarter of 2009 in relation to the fourth quarter of 2008. However, these expenses registered an increase as a percentage of net revenue, from 8.1% in the fourth quarter of 2008 to 9.3% in the first quarter of 2009.

EBITDA

	1st	4th		1st
EBITDA	quarter	quarter	Variation	quarter	Variation
(R$ million)	2009	2008	1Q09/4Q08	2008	1Q09/1Q08
Brazil	653	1,326	-50.8%	821	-20.5%
North America	88	-56	—	683	-87.1%
Latin America	-139	-41	239.0%	156	—
Specialty Steel	-3	223	—	325	—
Total	599	1,452	-58.7%	1,985	-69.8%

Note: EBITDA is not a measure used in generally accepted accounting practices and does not represent the cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. EBITDA is not standardized and thus is not comparable to the EBITDA of other companies.

	1st	4th		1st
EBITDA Breakdown	quarter	quarter	Variation	quarter	Variation
(R$ million)	2009	2008	1Q09/4Q08	2008	1Q09/1Q08
Net Income	35	311	-88.7%	1,090	-96.8%
Provision for Income Tax and Social Contribution	-88	-442	-80.1%	308	—
Net Financial Result	178	952	-81.3%	164	8.5%
Depreciation and Amortization	474	631	-24.9%	423	12.1%
EBITDA	599	1,452	-58.7%	1,985	-69.8%

•                  EBITDA (earnings before interest, tax, depreciation and amortization), also known as operating cash flow, was R$ 599.0 million in the first quarter of 2009, accompanied by EBITDA margin of 8.6%.

•                  Brazil, where EBITDA margin remained robust, was the main segment responsible for operating cash flow in the period. In the North America operations, EBITDA margin showed the initial signs of recovery in relation to the previous quarter. Meanwhile, EBITDA margin in the Latin America operations was adversely affected by the sharp decline in steel prices, while the Specialty Steel operations were mainly impacted by the sharp drop in sales volume.

EBITDA Margin

(%)

Equity Income

•                  Equity income from investments in non-consolidated companies was a loss of R$ 65.0 million in the first quarter, compared with a loss of R$ 114.8 million in the previous quarter.

Financial Result

•                  In the first quarter, the financial result (financial income less financial expenses) was negative in R$ 177.9 million, compared with a negative amount of R$ 951.8 million in the previous quarter. This improvement in the financial result was due to the lower impact from foreign exchange variation in the quarter (since the Brazilian real strengthened against the U.S. dollar) on the foreign-currency loans contracted by companies in Brazil. In the fourth quarter of 2008, the Brazilian real devalued by 22.1% against the U.S. dollar, while in the first quarter the local currency appreciated by 0.9%.

Net Income

•                  Given the lower operating income, consolidated net income in the first quarter of 2009 was R$ 35.0 million, accompanied by net margin of 0.5%.

Net Income	1st quarter	4th quarter	Variation	1st quarter	Variation
(R$ million)	2009	2008	1Q09/4Q08	2008	1Q09/1Q08
Brazil	472	667	-29.2%	523	-9.8%
North America	-78	-216	-63.9%	310	—
Latin America	-232	-143	62.2%	95	—
Specialty Steel	-127	3	—	162	—
Total	35	311	-88.7%	1,090	-96.8%

Working Capital

•                  Working capital, represented by accounts receivable from clients, inventories and suppliers, totaled R$ 9.5 billion in March 2009, declining by R$ 1.7 billion from December 2008.

Investments

•                  Over the next five years, the Company plans to invest US$ 3.6 billion in fixed assets, which may be reduced based on the investment costs under future economic environments. For 2009, planned disbursements for these investments total US$ 550.0 million.

•                  In the first quarter, investments in fixed assets totaled US$ 242.0 million, continuing to reflect the investments made in 2008. Of this total, 57.9% was allocated to the Brazil business segment, with the remaining 42.1% allocated to the other business segments.

Financial Liabilities

•                  Gross debt (loans and financing plus debentures) totaled R$ 22.1 billion on March 31, 2009, of which 15.6% was short-term (R$ 3.4 billion) and 84.4% was long-term (R$ 18.7 billion). Note that in the first quarter of this year, gross debt declined by R$ 1.1 billion. On March 31, gross debt was equivalent to 2.6 times EBITDA in the last 12 months.

•                  On March 31, the composition of gross debt was 15.2% in Brazilian real, 35.0% in foreign currency contracted by companies in Brazil, and 49.8% in different currencies contracted by subsidiaries abroad.

•                  Cash, cash equivalents and investments totaled R$ 5.8 billion in March, of which 53.5% was held by Gerdau’s subsidiaries abroad, mainly in U.S. dollar.

•                  Net debt (loans and financings plus debentures, less cash, cash equivalents and investments) on March 31 totaled R$ 16.3 billion, equivalent to 1.9 times EBITDA in the previous 12 months.

Indebtedness
(R$ million)	03.31.2009	12.31.2008
Short-term
Local Currency (Brazil)	976	892
Foreign Currency (Brazil)	1,071	1,103
Companies abroad	1,403	1,938
Total	3,450	3,933
Long-term
Local Currency (Brazil)	2,393	2,625
Foreign Currency (Brazil)	6,686	6,886
Companies abroad	9,620	9,790
Total	18,699	19,301
Gross debt	22,149	23,234
Cash and cash equivalents	5,830	5,491
Net debt	16,319	17,743

•                  As already announced to the market, Gerdau does not carry out leveraged operations involving any type of derivatives. The use of derivatives is limited to managing the foreign-exchange exposure of the cash flow generated by operations, as well as interest rate swaps.

•                  On March 31, the long-term debt amortization schedule, including debentures, was as follows:

Year	R$ million
2010 (april - december)	1,918
2011	4,242
2012	4,177
2013	2,096
2014 and afterwards	6,266
Total	18,699

•                  The main debt indicators of Gerdau companies at the end of March are shown below:

Ratios	31.03.2009		31.12.2008
Gross debt / Total capitalization (1)	47,5%		48,1%
Gross debt / EBITDA (2)	2,6	x	2,3	x
Net debt / EBITDA (2)	1,9	x	1,8	x

1 - Total capitalization = Shareholders’ equity + Gross debt

2 - Last 12 months

Results of unconsolidated companies

•                  In the first quarter of 2009, the companies that Gerdau shares control with, has joint ventures with or which are associated companies were not consolidated and their results were evaluated based on the equity method.

•                  Based on the respective equity interests, these companies sold 192,000 tonnes of steel products in the quarter, generating net revenue of R$ 330.5 million. These interests generated an equity loss of R$ 65.0 million in the first quarter of 2009, mainly driven by the results of Gallatin Steel Company in the United States and Multisteel Business Holdings Corp. in the Dominican Republic.

THE MANAGEMENT